UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Taxpayer Registry Number (CNPJ/ME) 90.400.888/0001-42

Company Registry Number (NIRE) 35.300.332.067

MINUTE OF THE ORDINARY GENERAL MEETING HELD ON APRIL 30th, 2021

DATE, TIME, AND PLACE: April 30th, 2021, at 3 p.m., at the headquarters of Banco Santander (Brasil) S.A. (“Santander Brasil” or “Company”) located in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, No. 2041 – CJ 281, Bloco A, Cond. Wtorre JK - Vila Nova Conceição - CEP 04543-011

ATTENDANCE: Shareholders representing 95.70% of the voting capital of the Company, as verified by the signatures in the Shareholders' Attendance Book and considering the remote voting forms, as per the summarized voting map disclosed by the Company. Also attended (i) the Company’s Officer Mr. Reginaldo Antonio Ribeiro; (ii) Mr. Gilberto Cabeleira Alves, Company´s accountant; (iii) Mr. João Guilherme de Andrade So Consiglio, President of the Company’s Fiscal Council; and (iv) Mr. Edison Arisa and Paulo Petch, representing PricewaterhouseCoopers Auditores Independentes, external auditor of the Company.

BOARD: Mr. Daniel Pareto, as President; and Mrs. Carolina Trindade, as Secretary.

CALL AND LEGAL PUBLICATIONS: (1) Call notice published on the “Diário Oficial do Estado de São Paulo” editions of March 27, 30 and 31, 2021, and in the newspaper “Valor Econômico”, editions of March 29, 30 and 31, 2021; and (2) Financial Statements of the Company related to the fiscal year ended on December 31st, 2020, jointly with the Management Report, the balance sheet, other documents part of the financial statements, external auditors’ opinion, Audit Committee Report and the Fiscal Council’s opinion, published in the DOESP and in the newspaper Valor Econômico, on February 4th, 2021.

AGENDA: (a) To TAKE the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2020, jointly with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report; (b) To DECIDE on the destination of the net profit of the fiscal year of 2020 and the distribution of dividends; (c) To FIX the number of members that will compose the Board of Directors in the mandate from 2021 to 2023; (d) To ELECT the members of the Company's Board of Directors for a term of office from 2021 to 2023; and (e) To FIX the annual overall compensation of the Company´s management and members of Audit Committee.

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READING OF DOCUMENTS, VOTING, AND DRAFTING OF THE MINUTES: (1) The reading of the documents related to the Agenda was dismissed, considering that they are entirely knew by the shareholders and were disclosed on the Brazilian Securities and Exchange Commission website (Comissão de Valores Mobiliários - “CVM” - www.cvm.gov.br) on March 26th, 2021, as per Instruction CVM No. 481/2009, as amended; (2) The declarations of votes, objections and divergences submitted shall be numbered, received and certified by the Board and shall be kept filed at the Company’s headquarters, pursuant to Article 130, first paragraph, of Law No. 6,404/76, as amended, and will be sent to the CVM by means of an electronic system available on the CVM's website in the world computer network, pursuant to Article 21, X, of CVM Instruction 480/2009, as amended; and (3) Authorized the drafting of these minutes as summary, and its publishing without the signatures of all the attending shareholders, pursuant to Article 130, paragraphs 1st and 2nd, of the Brazilian Corporations Law.

REMOTE VOTING: The attending shareholders resolved to dismiss the reading of the Consolidate Voting Map disclosed to market on April 29th, 2021, pursuant to the fourth paragraph of Article 21-W of Normative Instruction CVM No. 561/2015, which was also made available by the Board for verification of the shareholders jointly with the other above mentioned documents.

RESOLUTIONS: Following the discussions related to the Agenda’s matters, the attending shareholders of the Company resolved to, with abstention of the prevent shareholders:

(a) TO APPROVE by majority, with 3,629,945,447 favorable votes, 420,628 against votes and 24,444,139 abstentions, the management accounts, and the Company’s Financial Statements related to the fiscal year ended December 31st, 2020, jointly with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion, Audit Committee Report and the Fiscal Council’s opinion, everything as proposed by the Board of Executive Officers, as per the meeting held on February 2nd , 2021, and favorable opinion of the Board of Directors and Fiscal Council, according to the meetings held on February 2nd , 2021;

(b) TO APPROVE by majority, with 3,654,659,843 favorable votes, 9,487 against votes and 140,884 abstentions, the destination of the net profit of the fiscal year ended on December 31st, 2020, in the amount of R$ 14,056,148,344.49, as follows: a) five per cent (5%), corresponding to R$ 702,807,417.22 to the Legal Reserve; b) R$ 3,837,085,231.82 were distributed to shareholders as Dividends and Interest on Equity, as follows: Dividends: b.1) R$ 512,085,231.82 according to the resolution took in the Board of Directors’ meetings held on February 2nd, 2021 and paid as of March 03rd, 2021; and Interest on Equity: b.2) R$ 3,325,000,000.00 as approved at the Company’s Board of Directors’ meetings held on April 27th, 2019, July 28th, 2019, October 26th, 2019, and December 28th, 2020, with payment as of June 26th, 2019, September 25th, December 23rd, 2020, and February 1st, 2021, respectively; and c) R$ 9,516,255,695.45 to the Dividend Equalization Reserve, pursuant to Article 36, item III-a of the Company's Bylaws;

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(c) TO FIX by majority, with 3,654,684,656 favorable votes, 41,643 against votes and 83,915 abstentions, the number of nine (9) members to be part of the Board of Directors in the mandate valid until the Ordinary General Meeting to be held in 2023;

(d) TO ELECT by majority, with 3,652,601,700 favorable votes, 615,747 against votes and 1,592,767 abstentions, the members of the Board of Directors for a new mandate that shall be enforce until the investiture of the members elected in the Ordinary General Meeting to be held in 2023, namely: Chairman of the Board of Directors: Mr. Álvaro Antônio Cardoso de Souza, Portuguese, married, economist, bearer of the Foreigners Identity Card (“RNE”) No. W401505-E, enrolled with Individual Taxpayer Registry (“CPF/ME”) under No. 249.630.118-91, domiciled in São Paulo, State of São Paulo, with office at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Building A – Vila Olímpia, 04543-011, in the city of São Paulo, State of São Paulo; Vice-Chairman of the Board of Directors: Mr. Sergio Agapito Lires Rial, Brazilian, single, economist, bearer of the Brazilian Identity Card (“RG”) No. 04.621.473-0 IFP/RJ, enrolled with CPF/ME under No. 595.644.157-72, domiciled in São Paulo, State of São Paulo, with office at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Building A – Vila Olímpia, 04543-011, in the city of São Paulo, State of São Paulo; Directors: Mrs. Deborah Patricia Wright, Brazilian, divorced, business administrator, bearer of the Identity Card RG No. 9.252.907-0 SSP/SP, enrolled with CPF/ME under No. 031.544.298-08, domiciled in São Paulo, State of São Paulo, with office at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Building A – Vila Olímpia, 04543-011, in the city of São Paulo, State of São Paulo; Mrs. Deborah Stern Vietas, Brazilian, single, public administrator and journalist, bearer of the Brazilian Identity Card RG No. 3.839.280-X SSP/SP, enrolled with CPF/ME under No. 013.968.828-55, domiciled in São Paulo, State of São Paulo, with office at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Building A – Vila Olímpia, 04543-011, in the city of São Paulo, State of São Paulo; Mr. Jose Antonio Alvarez Alvarez, Spanish, married, business administrator, bearer of Passport No. PAC890563, enrolled with CPF/ME under No. 233.771.448-97, domiciled in Madrid, Spain, with office at Av. de Cantabria, not numbered, Pereda Building, 1ª Planta, 28660, Boadilla del Monte, Madrid, Spain; Mr. José de Paiva Ferreira, Portuguese, married, business administrator, bearer of Foreigners Identity Card RNE No. W274948-B, enrolled with CPF/ME under No. 007.805.468-06, domiciled in São Paulo, State of São Paulo, with office at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Building A – Vila Olímpia, 04543-011, in the city of São Paulo, State of São Paulo; Mr. José García Cantera, Spanish, married, executive, bearer of

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Passport No. PAL741935, domiciled in Madrid, Spain, with office at Av. de Cantabria, not numbered, Amazonia Building, 2ª Planta, 28660, Boadilla del Monte, Madrid, Spain; and Mrs. Marília Artimonte Rocca, Brazilian, judicial separated, business administrator, bearer of the Brazilian Identity Card RG No. 24.938.902-2 SSP/SP, enrolled with CPF/ME under No. 252.935.048-51, domiciled in São Paulo, State of São Paulo, with office at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Building A – Vila Olímpia, 04543-011, in the city of São Paulo, State of São Paulo; and Mr. Pedro Augusto de Melo, Brazilian, married, accountant, bearer of the Brazilian Identity Card (“RG”) No. 8.343.735-6 SSP/SP, enrolled with Individual Taxpayer Registry (“CPF/ME”) under No. 011.512.108-03, domiciled in São Paulo, State of São Paulo, with office at Avenida Presidente Juscelino Kubitschek No. 2041 and 2235 – Building A – Vila Olímpia, 04543-011, in the city of São Paulo, State of São Paulo. Mr. Álvaro Antônio Cardoso de Souza, Mr. Pedro Augusto de Melo, Mrs. Deborah Patricia Wright, Mrs. Deborah Stern Vieitas and Mrs. Marília Artimonte Rocca fulfill the independence requirements pursuant to the third paragraph of Article 14 of the Company’s Bylaws.

It remains registered in this minutes that, according to the representations presented and filed at the Company, the Board of Directors’ members, just elected, (i) are not convicted of any crime that forbids the performance of commercial activities, especially those mentioned in the first and second paragraphs of Article 147 of the Brazilian Corporations Law; (ii) fulfill the requirements set out on Resolution No. 4.122, of August 2nd, 2012, of the National Monetary Council; and (iii) shall only take office to the positions to which they have been elected after authorization of their appointment by the Central Bank of Brazil and by means of execution of the representation set in Article 2nd, of the Normative Instruction CVM No. 367, of May 29th, 2002;

(e) TO FIX by majority, with 3,610,162,831 favorable votes, 44,461,666 against votes and 185,717 abstentions, the annual overall compensation of the Company´s management, in the total amount of up to R$ 433,940,000.00 for the fiscal year of 2021 and the compensation of the Audit Committee in the amount of up to R$ 4,832,500.00, for a twelve-month (12) period beginning on January 1st, 2021, as proposed in the Management Proposal disclosed March 26th, 2021. The Board of Directors will deliberate on the individual compensation of the members of the management; and

(f) Shareholders representing 2.04 % of preferred shares, pursuant to CVM Instruction 324/00, requested the installation of the Fiscal Council for the fiscal year 2021, in accordance to the Articles 161 and 162 of the Brazilian Corporations Law, and the following were elected: (i) in a separate vote, by the majority of shareholders holding preferred shares without voting rights, registering the abstention of the shareholders ABERDEEN STANDARD SICAV I - DIVERSIFIED INCOME FUND; BEST

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INVESTMENT CORPORATION; KRYPTON; NUSHARES ESG EM MKTS EQ ETF; AMUNDI INDEX SOLUTIONS; CANDRIAM EQUITIES L; e CANDRIAM SRI EQUITY EMERGING MARKETS and THE BANK OF NEW YORK MELLON attending the Meeting, Mrs. Louise Barsi, Brazilian, economist, bearer of the Identity Card RG No. 35.288.007-7, enrolled with CPF/ME under No. 343.307.008-32, resident and domiciled in São Paulo, State of São Paulo, at Nagib Izar, n° 248, apartment 261, CEP 03337-070; and as her alternate, Mr. Valmir Pedro Rossi, Brazilian, married, banker, bearer of the Identity Card RG No. 55080446-8, enrolled with CPF/ME under No. 276.266.790-91, resident and domiciled in São Paulo, State of São Paulo, with office at street Carlos Steinen, n° 335, apartment 31, CEP 04004-012; (ii) by other shareholders attending the Meeting, registering the abstention of the shareholders ABERDEEN STANDARD SICAV I - DIVERSIFIED INCOME FUND; BEST INVESTMENT CORPORATION; KRYPTON; NUSHARES ESG EM MKTS EQ ETF; AMUNDI INDEX SOLUTIONS; CANDRIAM EQUITIES L; e CANDRIAM SRI EQUITY EMERGING MARKETS and THE BANK OF NEW YORK MELLON, Mr. João Guilherme de Andrade So Consiglio, Brazilian, widower, economist, bearer of the Identity Card RG No. 16.602.546-X SSP/SP, enrolled with CPF/ME under No. 119.038.148-63, domiciled in São Paulo, State of São Paulo, resident and domiciled at street São Firmo, n° 78, CEP 05454-060; and, as his alternate, Mr. Manoel Marcos Madureira, Brazilian, married, engineer, bearer of the Identity Card RG No. 5.948.737 SSP-SP, enrolled with CPF/ME under No. 885.024.068-68, domiciled in São Paulo, State of São Paulo, at Alameda dos Aicas, n° 799, apartment 91, CEP 04086-002; Mr. Antonio Melchiades Baldisera, Brazilian, married, retired, bearer of the Identity Card RG No. 6.061.355-5 SSP-SP, enrolled with CPF/ME under No. 475.766.778-72, domiciled in São Paulo, State of São Paulo, at street Voluntários da Pátria, n° 3.218, apartment 121, CEP 02011-970; and, as his alternate, Mr. Luciano Faleiros Paolucci, Brazilian, single, lawyer, bearer of the Identity Card No. 233.188 (OAB/SP), enrolled with CPF/ME under No. 181.017.248-93, domiciled in São Paulo, State of São Paulo, at street Soberana, n° 49, apartment 125, CEP 04570-020. The members of the Fiscal Council will have a mandate that shall be enforce until the next Ordinary General Meeting of the Company, in the terms of the second paragraph of the Article 162 of the Brazilian Corporate Law. The effectives and alternates elected members of the Fiscal Council must declare to the Company that they have no legal impediment that prevents their election and investiture of the position of fiscal councilor and that they meet the legal requirements for the exercise of the function, and shall only take office to the positions to which they have been elected after authorization of their appointment by the Brazilian Central Bank. The elected members of the Fiscal Council shall be invested in their positions by signing a term of office in the proper book, which shall remain filed at the Company's headquarters. It was also approved, by majority, with 3,440,280,112 favorable votes and 214,530,102 abstentions, the monthly compensation of the Fiscal Council members until the next Company's Ordinary General Meeting, in the amount of R$ R$11,985.00 (eleven thousand, nine hundred and eighty-five reais) to the effective members of the Fiscal Council, being that

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alternate members should only be remunerated when replacing the effective members in case of vacancy, absence or temporary impediment.

CLOSING: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by the Board members and the attending shareholders.

SIGNATURES: Daniel Pareto – President; Carolina Trindade – Secretary. Shareholders: BANCO SANTANDER, S.A. – Carolina Trindade, attorney-in-fact; GRUPO EMPRESARIAL SANTANDER, S.L. – Carolina Trindade, attorney-in-fact; and STERREBEECK, B.V. – Carolina Trindade, attorney-in-fact; LUIZ BARSI FILHO - José Roberto Silveira Queiroz, attorney-in-fact MARIA REGINA MARQUES DE CAMARGO VIANNA, Carolina Trindade, attorney-in-fact ; NORGES BANK; UTAH STATE RETIREMENT SYSTEMS; PLURIBUS LABS GLOBAL CORE EQUITY MASTER FUND LP; STICHTING PENSIOENFONDS ING; COMMONWEALTH SUPERANNUATION CORPORATION; QSUPER; CUSTODY B. OF J. LTD. RE: STB D. B. S. M. F.; LACM EMERGING MARKETS FUND L.P.; CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.; NN (L); NN (L) FIRST CLASS MULTI ASSET; NN (L) EMERGING MARKETS HIGH DIVIDEND; SEI GLOBAL MASTER FUND PLC, THE SEI EMERGING MKT EQUITY FUND; SEI INST INT TRUST EM MKTS EQUITY FUND; NN (L) FIRST CLASS MULTI ASSET PREMIUM; SEI INSTITUTIONAL INVESTMENTS TRUST- EMERGING MARKETS E FUND; LACM EMII, L.P.; KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E; EMERGING MARKETS EQUITY FUND; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; SCHWAB EMERGING MARKETS EQUITY ETF; RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL; NN PARAPLUFONDS 1 N.V; STICHTING PENSIOENFONDS RAIL AND OPENBAAR VERVOER; CMLA INTERNATIONAL SHARE FUND; COMMONWEALTH EMERGING MARKETS FUND 6; COMMONWEALTH BANK GROUP SUPER; OTG LATIN AMERICA FUND; PRAMERICA SICAV; PRUDENTIAL TRUST COMPANY; PRUDENTIAL RETIREM INSURANCE AND ANNUITY COMP; GMAM INVESTMENT FUNDS TRUST; GMAM GROUP PENSION TRUST II;PGIM FUNDS PUBLIC LIMITED COMPANY; PRUDENTIAL INVESTMENT PORTFOLIOS 2 - PGIM QMA E. M. E. FUND; ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION POR; THE PRUDENTIAL INVESTMENT PORTFOLIOS, INC. – PGIM; MUNICIPAL E ANNUITY A B FUND OF CHICAGO; NEW YORK STATE NURSES ASSOCIATION P P; HOSPITAL AUTHRORITY PROVIDENT FUND SCHEME; CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN; STICHTING PENSIONENFONDS VAN DE METALEKTRO (PME); NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND; NORTHERN EMERGING MARKETS EQUITY INDEX FUND; NEW ZEALAND SUPERANNUATION FUND; NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF – LENDING; FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD; NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L; NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST; UTD NAT RELIEF AND WORKS AG FOR PAL REFUGEE IN THE NEAR EAST; EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR; AMERGEN CLINTON NUCLEAR POWER PLANT NONQUALIFIED

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FUND; THREE MILE ISLAND UNIT ONE QUALIFIED FUND; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND; ASCENSION ALPHA FUND, LLC; KBI DST EMERGING MARKET ESG FUND; MOBIUS LIFE LIMITED; CHEVRON UK PENSION PLAN; CHEVRON MASTER PENSION TRUST; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND; FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINA; SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG; INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST; NORTHERN TRUST INVESTIMENT FUNDS PLC; ASSET MANAGEMENT EXCHANGE UCITS CCF; NORTHERN TRUST UCITS FGR FUND; VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I; DELA DEPOSITARY ASSET MANAGEMENT B.V.; STICHTING PENSIOENFONDS PGB; FORD MOTOR COMPANY OF CANADA, L PENSION TRUST; PUBLIC SECTOR PENSION INVESTMENT BOARD; GOVERNMENT EMPLOYEES SUPERANNUATION BOARD; QIC INTERNATIONAL EQUITIES FUND; QUEENSLAND INVESTMENT TRUST NO.2; MERCER EMERGING MARKETS SHARES FUND; SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA; BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION; GMO M R FD(ONSH) A S O GMO M PORTIFOLIOS (ONSHORE), L.P.; THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND; THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN; CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND; CUSTODY BANK OF JAPAN, LTD. RE: RTB NIKKO B. E. A. M. F.; CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F; FIRST TRUST BRAZIL ALPHADEX FUND; FIRST TRUST LATIN AMERICA ALPHADEX FUND; FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND; FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND; VANGUARD FUNDS PUBLIC LIMITED COMPANY; CORNERSTONE ADVISORS GLOBAL PUBLIC EQUITY FUND; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND; VANGUARD INVESTMENT SERIES PLC; FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND; THE MASTER TR BANK OF JAPAN AS TR FOR HSBC BRAZIL MOTHER FD; CUSTODY BANK OF JAPAN, LTD. AS TR F HSBC BRAZIL NEW MO FUND; SIX CIRCLES INTERNATIONAL UNCONSTRAINED EQUITY FUN; VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER; VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U; CIBC EMERGING MARKETS INDEX FUND; AGF INVESTMENTS INC; MACKENZIE MAXIMUM DIVERSIFICATION EMERGING MARKETS INDEX ETF; AGFIQ EMERGING MARKETS EQUITY ETF; PHILADELPHIA GAS WORKS PENSION PLAN; ALQUITY SICAV - ALQUITY FUTURE WORLD FUND; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; IBM 401 (K) PLUS PLAN; STATE STREET ACTIVE EM MKTS SEC LEND QP COM TR FD; STATE OF MINNESOTA STATE EMPLOYEES RET PLAN; MANAGED PENSION FUNDS LIMITED; STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS; STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC; AXA ROSENBERG EQUITY ALPHA TRUST; ALASKA COMMON TRUST FUND; SPDR SP EMERGING MARKETS ETF; STATE STREET EMERGING MARKETS E N-L C TRUST FUND; TEACHER RETIREMENT SYSTEM OF TEXAS; COLLEGE RETIREMENT EQUITIES FUND; AXA IM

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SUSTAINABLE EQUITY FUND; STATE STREET G. A. L. S. -S. S. E. M. S. ESG S. E. F.; ISHARES MSCI BRAZIL ETF; BLACKROCK INSTITUTIONAL TRUST COMPANY NA; PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO; STATE STREET GLOBAL A. L. S. - S. S. E. M. ESG S. E. E. F.; STATE STREET ALL COUNTRY WORLD EX-US A NON-LEN C T F; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F; MARYLAND STATE RETIREMENT AND PENSION SYSTEM; SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST; SSGA SPDR ETFS EUROPE I PLC; ISHARES PUBLIC LIMITED COMPANY; ISHARES III PUBLIC LIMITED COMPANY; ISHARES II PUBLIC LIMITED COMPANY; TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT; ISHARES MSCI ACWI ETF; NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST; DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; WASHINGTON STATE INVESTMENT BOARD; MGI FUNDS PLC; ISHARES CORE MSCI EMERGING MARKETS ETF; STATE STREET GLOBAL A LUX SICAV - SS EM SRI ENHANCED E F; BLACKROCK GLOBAL INDEX FUNDS; ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF; SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL; STICHTING PHILIPS PENSIOENFONDS; STATE STREET IRELAND UNIT TRUST; CITY OF NEW YORK GROUP TRUST; SPDR SP EMERGING MARKETS FUND; WISDOMTREE EMERG MKTS QUALITY DIV GROWTH FUND; WISDOMTREE EMERGING MARKETS HIGH DIVIDEND FUND; WISDOMTREE GLOBAL HIGH DIVIDEND FUND; ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD; SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF; NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST; BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH); STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO; ITAU FUNDS - LATIN AMERICA EQUITY FUND; WISDOMTREE ISSUER ICAV; ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ BEST STYLES E M E; XTRACKERS (IE) PUBLIC LIMITED COMPANY; PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND; PIMCO RAE EMERGING MARKETS FUND LLC; SUNSUPER SUPERANNUATION FUND; STATE OF NEW JERSEY COMMON PENSION FUND D; STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND; STATE STREET EMERGING MARKETS EQUITY INDEX FUND; GMO BENCHMARK-FREE FUND, A SERIES OF GMO TRUST; THE REGENTS OF THE UNIVERSITY OF CALIFORNIA; SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF; NAVARRO 1 FUND LLC; ISHARES IV PUBLIC LIMITED COMPANY; DWS I. GMBH FOR DEAM-FONDS KG-PENSIONEN; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; MIP ACTIVE STOCK MASTER PORTFOLIO; STATE STREET ICAV; WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO; ISHARES MSCI EMERGING MARKETS EX CHINA ETF; WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR; GMO GLOBAL EQUITY ALLOCATION INVESTMENT FUND; GMO GLOBAL R RETURN (UCITS) F, A SUB-FUND OF GMO FUNDS PLC; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI; AVIVA LIFE PENSIONS UK LIMITED; INTERNATIONAL MONETARY FUND; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF; DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL; SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY; OLD

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MUTUAL LIFE ASSURANCE COMPANY (SOUTH AFRICA) LTD; NATIONAL WESTMINSTER BANK PLC AS TRUSTEE OF ST. JA; CENTRAL PROVIDENT FUND BOARD; ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN; BMO MSCI EMERGING MARKETS INDEX ETF; LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND; FRANKLIN LIBERTYSHARES ICAV; LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION; BRIGHTHOUSE FUNDS TRUST I-SSGA EMERGING MARKETS EN; PENSIOENFONDS WERK EN (RE)INTERGRATIE; KAISER FOUNDATION HOSPITALS; KAISER PERMANENTE GROUP TRUST; ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ BEST STYLE; ALBERTA INVESTMENT MANAGEMENT CORPORATION; ISHARES ESG MSCI EM LEADERS ETF; AWARE SUPER PTY LTD; ISHARES ESG ADVANCED MSCI EM ETF; ARERO - DER WELTFONDS -NACHHALTIG; HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG; BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND; THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND; THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK; INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF; EUROPEAN CENTRAL BANK; STANDARD LIFE INVESTMENTS GLOBAL SICAV; KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III; KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I; STICHTING PENSIOENFONDS UWV; FIRST TRUST GLOBAL F PLC - FIRST T G E INCOME UCITS ETF; STANDARD LIFE INVESTMENTS GLOBAL SICAV II; PENSIONDANMARK PENSIONSFORSIKRINGSAKTIESELSKAB; KAPITALFORENINGEN INVESTIN PRO, GLOBALE AKTIER IND; VIRGINIA RETIREMENT SYSTEM; BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER; IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR; THE TEXAS EDUCATION AGENCY; COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY; THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA; PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI; ARIZONA PSPRS TRUST; BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND; BELLSOUTH CORPORATION RFA VEBA TRUST; EMPLOYEES RETIREMENT SYSTEM OF TEXAS; HAND COMPOSITE EMPLOYEE BENEFIT TRUST; EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR; VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX; FRANCISCAN ALLIANCE, INC. MASTER PENSION TRUST; XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF; XTRACKERS MSCI EMERGING MARKETS ESG LEADERS EQUITY; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; ADVANCED SERIES TR - AST BLACKROCK GL STRATEGIES PORTFOLIO; IVESCO FTSE RAFI EMERGING MARKETS ETF; INVESCO PUREBETASM FTSE EMERGING MARKETS ETF; VOYA EMERGING MARKETS INDEX PORTFOLIO; SAUDI ARABIAN MONETARY AUTHORITY; GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M;DIMENSIONAL EMERGING MKTS VALUE FUND; THE EMERGING M.S. OF THE DFA I.T.CO.; EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; STANDARD LIFE INVESTMENT COMPANY III - ENHANCED-D G FUND; JOHN HANCOCK FUNDS II EMERGING MARKETS FUND; JOHN HANCOCK VARIABLE INS TRUST EMERGING MARKETS VALUE TRUST; JOHN HANCOCK VARIABLE INS TRUST

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INTERN EQUITY INDEX TRUST; VICTORY TRIVALENT INTERNATIONAL FUND - CORE EQUITY; JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT; INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST; ABERDEEN MANAGED DISTRIBUTION FUND; ABERDEEN INV FUNDS ICVC III - ABERDEEN GLOBAL EMERG M Q E FD; MACQUARIE MULTI-FACTOR FUND; ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM; USAA INTERNATIONAL FUND; RBC QUANT EMERGING MARKETS DIVIDEND LEADERS ETF; RBC QUANT EMERGING MARKETS EQUITY LEADERS ETF; THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA; KBI FUNDS ICAV; AMF PENSIONSFORSAKRING AB; MINEWORKERS PENSION SCHEME; LAZARD/WILMINGTON EMERGING MARKETS EQUITY ADVANTAG; BRITISH COAL STAFF SUPERANNUATION SCHEME; DWS LATIN AMERICA EQUITY FUND; KBI GLOBAL INVESTORS (NA) LTD CIT; ISHARES MSCI BRIC ETF; DEUTSCHE INVEST I BRAZILIAN EQUITIES; XTRACKERS; LAZARD GLOBAL INVESTMENT FUNDS PUBLIC LIMITED COMPANY; ISHARES ESG MSCI EM ETF; WILMINGTON TRUST FIDUCIARY SERVICES COMPANY C I T FOR E; LAZARD GLOBAL ACTIVE FUNDS, PLC; RAYTHEON TECHNOLOGIES C. M. R. TRUST; GREAT-WEST EMERGING MARKETS EQUITY FUND; IRISH LIFE ASSURANCE PLC; COMMONWEALTH GLOBAL SHARE FUND 23; COMMONWEALTH GLOBAL SHARE FUND 22; UI-E - J P MORGAN S/A DTVM; JEFFREY LLC; CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM; ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL; NORDEA GENERATIONSFOND 80-TAL; FLEXSHARES INTERNATIONAL QUALITY DIVIDEND INDEX FUND; CONNECTICUT GENERAL LIFE INSURANCE COMPANY; FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794; CONSTRUCTION BUILDING UNIONS SUPER FUND; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829; JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF; MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED INCOME FUND; AQR UCITS FUNDS; NORDEA 2 SICAV; MINISTRY OF ECONOMY AND FINANCE; MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED DEFENSIVE FU; MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED FUND; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; EMERGING MARKETS ALPHA TILTS FUND B; EMERGING MARKETS EQUITY ESG SCREENED FUND B; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS ALPHA TILTS-ENHANCED FUND; GLOBAL EX-US ALPHA TILTS FUND; NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849; VANGUARD EMERGING MARKETS STOCK INDEX FUND; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; INVESTERINGSFORENINGEN NORDEA INVEST EMERGING MKTS E. KL; MSCI EQUITY INDEX FUND B – BRAZIL; MSCI ACWI EX-U.S. IMI INDEX FUND B2; VANGUARD ESG INTERNATIONAL; AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F; NORDEA GENERATIONSFOND 90-TAL; VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T;

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FIDEICOMISO FAE; MORGAN STANLEY INVESTMENT FUNDS MULTI-ASSET RISK CONTROL FUN; VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II; PINEBRIDGE EMERGING MARKETS DYNAMIC MULTI-ASSET FUND; GLOBAL ALL CAP ALPHA TILTS FUND; MORGAN STANLEY INVEST. FUNDS G. BALANCED SUSTAINABLE FUND; NORDEA 2, SICAV - EMERGING MKTS SUSTAINABLE ENHANCED EQ FUND; MAINSTAY VP EMERGING MARKETS EQUITY PORTFOLIO; MAINSTAY CANDRIAM EMERGING MARKETS EQUITY FUND; NORDEA EQUITY OPPORTUNITIES FUND; ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT; AVIVA INVESTORS; AVIVA LIFE PENSIONS UK LIMITED; AXA ROSENBERG G I COMPANY ICV - AXA R G FUND; BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD; ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND; KAPITALFORENINGEN PENSAM INVEST, PSI 2 GLOBALE AKTIER 2; H.E.S.T. AUSTRALIA LIMITED; NEW YORK STATE COMMON RETIREMENT FUND; NORDEA GENERATIONSFOND 60-TAL; NORDEA GENERATIONSFOND 70-TAL; NVIT INTERNATIONAL EQUITY FUND; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; SAS TRUSTEE CORPORATION POOLED FUND; SBC MASTER PENSION TRUST; STATE OF WYOMING; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; STICHING PENSIOENFONDS VOOR HUISARTSEN; VANGUARD EMERGING MARKETS SHARES INDEX FUND; and VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F – by means of remote voting procedure; ABERDEEN STANDARD SICAV I - DIVERSIFIED INCOME FUND; BEST INVESTMENT CORPORATION; KRYPTON; NUSHARES ESG EM MKTS EQ ETF; AMUNDI INDEX SOLUTIONS; CANDRIAM EQUITIES L; and CANDRIAM SRI EQUITY EMERGING MARKETS – José Roberto Silveira Queiroz, attorney in fact; and THE BANK OF NEW YORK MELLON –Carolina Trindade, attorney-in-fact.

We certify that this is a true transcript of the minutes recorded in the Minutes of the General Meeting Book of the Company.

Daniel Pareto President	Carolina Trindade Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 30, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer